UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
Commission File No.: 000-27701
HealthStream, Inc.
Employee Stock Purchase Plan
(Full title of plan)
HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, Tennessee 37203
(Name of issuer of securities held pursuant to the plan
and address of principal executive office)

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Report of Independent Registered Public Accounting Firm
Compensation Committee of the Board of Directors
HealthStream, Inc. Employee Stock Purchase Plan
We have audited the accompanying statements of financial condition of the HealthStream, Inc. Employee Stock Purchase Plan as of March 31, 2006 and 2005 and the related statements of income and changes in plan equity for the years ended March 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the HealthStream, Inc. Employee Stock Purchase Plan at March 31, 2006 and 2005 and the changes in income and plan equity for the years ended March 31, 2006, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Nashville, Tennessee
May 19, 2006

HealthStream, Inc. Employee Stock Purchase Plan
Statements of Financial Condition

March 31,
	2006	2005
Assets
Receivable from HealthStream, Inc.	$—	$—

Liabilities
Obligations to purchase HealthStream, Inc. common stock	—	—
Plan equity	—	—

Total liabilities and Plan equity	$—	$—

See accompanying notes.

HealthStream, Inc. Employee Stock Purchase Plan
Statements of Income and Changes in Plan Equity

	Years Ended
	March 31, 2006	March 31, 2005	March 31, 2004
Participant contributions	$182,481	$163,516	$81,619
Purchases of HealthStream, Inc. common stock	(162,083)	(159,445)	(76,726)
Withdrawals	(18,685)	(3,695)	(2,679)
Amounts refunded to Plan participants	(1,713)	(376)	(2,214)

Net change in Plan equity	—	—	—
Plan equity at beginning of year	—	—	—

Plan equity at end of year	$—	$—	$—

See accompanying notes.

HealthStream, Inc. Employee Stock Purchase Plan
Notes to Financial Statements
March 31, 2006
1. Description of the Plan
The following is a brief description of the HealthStream, Inc. Employee Stock Purchase Plan (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
In February 2000, the Board of Directors of HealthStream, Inc. (the “Company”) adopted the Plan. The Plan was effective beginning with the initial public offering of HealthStream, Inc. common stock on April 10, 2000. In connection with the establishment of the Plan, 1,000,000 shares of the Company’s common stock have been reserved for issuance.
Plan Year
The Plan year begins on the first trading day of HealthStream, Inc. common stock or April 1st and ends on March 31st. HealthStream, Inc. common stock is traded on the NASDAQ National Market under the symbol “HSTM.”
Eligibility
Substantially all regular employees of the Company and its subsidiaries are eligible to participate in the Plan upon completion of 30 days of employment prior to the beginning of each Plan year.
An employee may choose to withdraw from the Plan at any time up to 15 days prior to the end of the Plan year. Participants that terminate employment with the Company prior to the end of the Plan year are not eligible to remain in the Plan. Upon termination or withdrawal, any accumulated contributions are returned to the employee.
Contributions
The Plan permits eligible employees to contribute not less than $50 per month and not more than 15% of wages and salary through regular payroll deductions on an after tax basis. Employees are also allowed to make one lump sum contribution during each Plan year. In addition to the above limits, the number of shares of the Company’s common stock acquired by each individual participant is limited to 2,500 shares per Plan year and the fair market value of the stock acquired through the Plan cannot exceed $25,000 in one calendar year as dictated by the Internal Revenue Code Section 423.
The Company holds participant contributions until the end of the Plan year, at which time common stock of the Company is purchased and distributed to the contributing participants. All funds held by the Company under the Plan are included in the general assets of the Company.

HealthStream, Inc. Employee Stock Purchase Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participants may change their contribution elections annually at the beginning of the Plan year. Change requests must be received 30 days prior to the beginning of the Plan year.
Stock Purchase Provisions
On the first day of each Plan year (the first trading day or April 1st), participants in the Plan are granted the option to purchase shares of the Company’s common stock from the Company. On the last day of each Plan year (March 31st), the Company uses participant contributions, net of refunds for excess contributions, to purchase shares of the Company’s common stock for the participant. Such stock is transferred into a brokerage account on behalf of the participant’s generally on the first business day following the last day of the Plan year. Contributions that exceed the Plan provisions or the Internal Revenue Code limits may either be refunded to participants or rolled over to the next Plan year. The purchase price per share to the participant is equal to 85% of the market value, as defined in the Plan, of the Company’s common stock on the first or last day of the Plan year, whichever amount is lower.
At March 31, 2006, the last trading day of the Plan year end, the Company’s closing stock price was $3.72 per share as compared to a closing stock price on April 1, 2005, the beginning of the Plan year, of $2.80 per share. Accordingly, the Plan, on behalf of the participants, purchased 68,102 shares of the Company’s common stock at $2.38 per share (85% of $2.80) with an effective date of March 31, 2006. 83,742 shares were purchased at $1.904 per share (85% of $2.24) with an effective date of March 31, 2005, and 90,266 shares were purchased at $0.85 per share (85% of $1.00) with an effective date of March 31, 2004.
There are 623,774 shares remaining available for issuance under the Plan.
Plan Termination
The Board of Directors of the Company may terminate the Plan at any time. In the event that a termination were to occur, any stock purchase transactions in process at the time of such termination could not be modified or canceled without the written consent of the participants.

HealthStream, Inc. Employee Stock Purchase Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in income and Plan equity during the reporting period. Actual results may differ from those estimates and the differences could be material.
Plan Administration
The Plan is administered by the Compensation Committee of the Company’s Board of Directors, which currently consists of three non-employee directors.
Plan Expenses
Administrative expenses of the Plan are paid by the Company.
3. Income Tax Status
The Plan is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986 (the “Code”). Issuance of shares under the Plan are not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. Management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the HealthStream, Inc. Employee Stock Purchase Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTHSTREAM, INC. EMPLOYEE STOCK PURCHASE PLAN
Date: June 16, 2006	By:	/s/ Susan A. Brownie
		Name:	Susan A. Brownie
		Title:	Chief Financial Officer

EXHIBIT INDEX

Number	Description
23	Consent of Independent Registered Public Accounting Firm